Pricing supplement no. 5
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 156-A-I dated November 21, 2008

Registration Statement No. 333-155535
Dated November 24, 2008
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. $998,000 Head-Start Buffered Equity Knock-Out Notes Linked to the S&P 500® Index due November 30, 2010

Registration Statement Update

The prospectus dated December 1, 2005, the prospectus supplement dated October 12, 2006 and the product supplement no. 158-I dated November 5, 2008, all of which were referenced in the term sheet dated November 7, 2008, relating to your notes (filed under the registration statement no. 333-130051), have been superseded by the accompanying prospectus dated November 21, 2008, the accompanying prospectus supplement dated November 21, 2008 and the accompanying product supplement no. 156-A-I dated November 21, 2008 (each filed under the registration statement no. 333-155535), respectively.

General

- The notes are designed for investors who seek **unleveraged exposure** to any moderate appreciation of the S&P 500® Index, without upside return enhancement, over the term of the notes, with the potential for appreciation even if the Index Return is negative by up to 10%. Investors should be willing to forgo interest and dividend payments as well as (1) any return above 60% and (2) if a Knock-Out Event occurs, any return above a fixed return of 8%. Investors should also be willing to lose up 70% of their principal if the Index declines by more than 30%.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing November 30, 2010[†].
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on November 24, 2008 and are expected to settle on or about November 28, 2008.

Key Terms

Index:	The S&P 500® Index ("SPX") (the "Index")
Upside Leverage Factor:	One (1). **There is no upside return enhancement.**
Payment at Maturity:	*If a Knock-Out Event has occurred,* your payment at maturity will be equal to $1,000 x the Knock-Out Rate. *Under these circumstances, your payment at maturity per $1,000 principal amount note will be equal to $1,080 only.*

If a Knock-Out Event has not occurred and the Ending Index Level (i) is greater than the Initial Index Level or (ii) is equal to or less than the Initial Index Level by not more than the Head-Start Percentage, you will receive at maturity a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the sum of the Head-Start Percentage and the Index Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + \{\$1,000 \times [\text{Head-Start Percentage} + \text{Index Return}]\}$$

If a Knock-Out Event has not occurred and the Ending Index Level is less than the Initial Index Level by more than the Head-Start Percentage, but by not more than the buffer amount, you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note.

If a Knock-Out Event has not occurred and the Ending Index Level is less than the Initial Index Level by more than the buffer amount, for every 1% decline of the Index beyond the buffer amount, you will lose an amount equal to 1% of the principal amount of your notes, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Index Return} + \text{Buffer Amount})]$$

If a Knock-Out Event has not occurred and the Ending Index Level is less than the Initial Index Level by more than 30%, you could lose up to $700 per $1,000 principal amount note.

Because the Knock-Out Level is 150% of the Initial Index Level and the Head-Start Percentage is 10%, the maximum payment at maturity per $1,000 principal amount note is $1,600.

Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level is greater than the Knock-Out Level.
Knock-Out Level:	1277.715, which is equal to 150% of the Initial Index Level.
Knock-Out Rate:	8%
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 851.81.
Ending Index Level:	The Index closing level on the Observation Date.
Monitoring Period:	The period from the pricing date to and including the Observation Date.
Buffer Amount:	30%, which results in a minimum payment of $300 per $1,000 principal amount note.
Head-Start Percentage:	10%
Observation Date:	November 24, 2010[†]
Maturity Date:	November 30, 2010[†]
CUSIP:	48123LVE1

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 156-A-I.

Investing in the Head-Start Buffered Equity Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 156-A-I and "Selected Risk Considerations" beginning on page TS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$30	$970
Total	$998,000	$29,940	$968,060

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $30.00 per $1,000 principal amount note and, with respect to $206,000 aggregate principal amount notes, will use a portion of that commission to allow selling concessions to other dealers of $2.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. For the remainder of the notes sold in this offering, the other dealers will forgo all of their selling concessions. See "Plan of Distribution" beginning on page PS-29 of the accompanying product supplement no. 156-A-I.

JPMorgan

November 24, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 156-A-I dated November 21, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 7, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 156-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 156-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005679/e33597_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **POTENTIAL FOR POSITIVE UNLEVERAGED APPRECIATION EVEN IF THE INDEX RETURN IS NEGATIVE** — If a Knock-Out Event has not occurred and the Ending Index Level (i) is greater than the Initial Index Level or (ii) is equal to or less than the Initial Index Level by not more than the Head-Start Percentage of 10%, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,000 times the sum of the Head-Start Percentage and the Index Return. Under these circumstances, because the Head-Start Percentage is 10%, you will earn a positive return on the notes even if the Ending Index Level has declined from the Initial Index Level by less than 10%. If a Knock-Out Event has occurred, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,080. You will receive this payment even if the Index Return is negative on the Observation Date.

- **LIMITED PROTECTION AGAINST LOSS** — If a Knock-Out Event has not occurred, payment at maturity of the principal amount of the notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 30%. If the Ending Index Level declines by more than 30%, for every 1% decline of the Index beyond 30%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, if a Knock-Out Event has not occurred, at maturity you will receive a payment equal to at least $300 for each $1,000 principal amount note.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 156-A-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 156-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Assuming this characterization of the notes is respected, the IRS could assert that a "deemed" taxable exchange has occurred on the date on which a Knock-Out Event occurs, if any. If the IRS were successful in asserting that a taxable exchange has occurred, any gain on the deemed exchange would likely be capital gain. In this event, the tax treatment of the note following the Knock-Out Event would be uncertain. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities composing the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 156-A-I dated November 21, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — If a Knock-Out Event has not occurred, the notes do not guarantee any return of principal in excess of $300 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred, and, if a Knock-Out Event has not occurred, whether, and the extent to which, the Index Return is positive or negative. If a Knock-Out Event has not occurred, your investment will be exposed to any decline in the Ending Index Level, as compared to the Initial Index Level, beyond the 30% buffer. Under these circumstances, you could lose up to $700 for each $1,000 principal amount note that you invest in.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **THE "KNOCK-OUT" FEATURE WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY** — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the appreciation of the Index may be limited to the Knock-Out Rate of 8%. If a Knock-Out Event has occurred, the return on each $1,000 principal amount note will equal $1,000 x the Knock-Out Rate of 8%, or a payment at maturity of $1,080, and will not be determined by reference to the Index Return even though the Index Return may reflect significantly greater appreciation in the Index than 8%.

- **THE NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM PAYMENT OF $1,600 AT MATURITY** — Because the Knock-Out Level is 150% of the Initial Index Level, the Index Return used to calculate your payment at maturity if a Knock-Out Event has not occurred will not be greater than 50% and, therefore, the sum of the Index Return and the Head-Start percentage of 10% will not be greater than 60%. Accordingly, your total payment at maturity will be subject to an embedded maximum payment of $1,600 for each $1,000 principal amount note.

- **RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE** — The likelihood of the Index closing above the Knock-Out Level during the Monitoring Period and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Since its inception, the Index has experienced significant volatility.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - whether a Knock-Out Event has occurred;
  - the dividend rate on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 850 and a Knock-Out Level of 1275 (which is equal to 150% of the assumed Initial Index Level), and reflect the Head-Start Percentage of 10% and a buffer amount of 30%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Note Total Return if Knock-Out Event Has Not Occurred (1)	Note Total Return if Knock-Out Event Has Occurred (2)
1530.00	80.00%	N/A	8.00%
1445.00	70.00%	N/A	8.00%
1360.00	60.00%	N/A	8.00%
1275.85	50.10%	N/A	8.00%
1275.00	50.00%	60.00%	8.00%
1190.00	40.00%	50.00%	8.00%
1105.00	30.00%	40.00%	8.00%
1020.00	20.00%	30.00%	8.00%
935.00	10.00%	20.00%	8.00%
892.50	5.00%	15.00%	8.00%
850.00	0.00%	**10.00%**	8.00%
828.75	-2.50%	7.50%	8.00%
807.50	-5.00%	5.00%	8.00%
765.00	-10.00%	0.00%	8.00%
680.00	-20.00%	0.00%	8.00%
595.00	-30.00%	0.00%	8.00%
510.00	-40.00%	-10.00%	8.00%
425.00	-50.00%	-20.00%	8.00%
340.00	-60.00%	-30.00%	8.00%
255.00	-70.00%	-40.00%	8.00%
170.00	-80.00%	-50.00%	8.00%
85.00	-90.00%	-60.00%	8.00%
0.00	-100.00%	-70.00%	8.00%

(1) The Index closing level is less than or equal to 1275 on each trading day during the Monitoring Period.
(2) The Index closing level is greater than 1275 on at least one trading day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Index closing level increases from the Initial Index Level of 850 to an Ending Index Level of 892.50 and the Index closing level did not exceed the Knock-Out Level of 1275 on any trading day during the Monitoring Period.
Because (i) the Ending Index Level of 892.50 is greater than the Initial Index Level of 850 and (ii) a Knock-Out Event has not occurred, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (10\% + 5\%)] = \$1,150$$

Example 2: The Index closing Level decreases from the Initial Index Level of 850 to an Ending Index Level of 828.75, and the Index closing level did not exceed the Knock-Out Level of 1275 on any trading day during the Monitoring Period.
Although the Index Return is negative, because (i) the Ending Index Level of 828.75 is less than the Initial Index Level of 850 by not more than the Head-Start Percentage of 10% and (ii) a Knock-Out Event has not occurred, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (10\% + -2.5\%)] = \$1,075$$

Example 3: The Index closing Level decreases from the Initial Index Level of 850 to an Ending Index Level of 595, and the Index closing level did not exceed the Knock-Out Level of 1275 on any trading day during the Monitoring Period.
Although the Index Return is negative, because (i) the Ending Index Level of 595 is less than the Initial Index Level of 850 by not more than the buffer amount of 30% and (ii) a Knock-Out Event has not occurred, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 4: The Index closing level increases from the Initial Index Level of 850 to an Ending Index Level of 935 and the Index closing level exceeded the Knock-Out Level of 1275 on at least one trading day during the Monitoring Period.
Even though the Ending Index Level of 935 is greater than the Initial Index Level of 850 by 10%, because a Knock-Out Event has occurred, the investor receives a fixed payment at maturity of $1,080 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 8\%) = \$1,080$$

Example 5: The Index closing level decreases from the Initial Index Level of 850 to an Ending Index Level of 510, and the Index closing level exceeded the Knock-Out Level of 1275 on at least one trading day during the Monitoring Period. Even though the Ending Index Level of 510 is less than the Initial Index Level of 850 by more the buffer amount of 30%, because a Knock-Out Event has occurred, the investor receives a fixed payment at maturity of $1,080 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 8\%) = \$1,080$$

Example 6: The Index closing Level decreases from the Initial Index Level of 850 to an Ending Index Level of 510, and the Index closing level did not exceed the Knock-Out Level of 1275 on any trading day during the Monitoring Period. Because (i) the Ending Index Level of 510 is less than the Initial Index Level of 850 by more than the buffer amount of 30% and (ii) a Knock-Out Event has not occurred, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-40\% + 30\%)] = \$900$$

Example 7: The Index closing Level decreases from the Initial Index Level of 850 to an Ending Index Level of 0, and the Index closing level did not exceed the Knock-Out Level of 1275 on any trading day during the Monitoring Period. Because (i) the Ending Index Level of 0 is less than the Initial Index Level of 850 by more than the buffer amount of 30% and (ii) a Knock-Out Event has not occurred, the Index Return is negative and the investor receives a payment at maturity of $300 per $1,000 principal amount note, which reflects the principal protection provided by the buffer amount of 30%, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 30\%)] = \$300$$

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 3, 2003 through November 21, 2008. The Index closing level on November 24, 2008 was 851.81. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Historical Performance of the S&P 500® Index

Source: Bloomberg